Exhibit 1

INCREDIMAIL ANNOUNCES RECORD Q4 AND 2010 REVENUES

2011 GUIDANCE FOR TOP-LINE GROWTH OF 13%-15%

NEW YORK – January 10, 2011 - IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), a digital media company that builds downloadable consumer products, today announced that it expects to report record sales for the fourth quarter and full-year 2010.  Based on preliminary estimates, IncrediMail expects to report approximately $7.8 million in sales for the fourth quarter and annual sales of approximately $29.5 million.

Commenting on the achievement, Mr. Josef Mandelbaum, IncrediMail’s CEO said, “I am very encouraged by our performance, particularly when looking over the course of the year where we saw revenue increase by an estimated $2.3 million or 8.5%, on an annual basis.  This performance and our newly signed contract with Google position us nicely for continued growth in 2011 and beyond.  With our focus on accelerating growth, we believe we can increase year-over-year sales in 2011 by 13-15%, reaching approximately $33 million to $34 million.”

“Our new strategy will fuel this accelerated growth in particular by ramping up our customer acquisition activity.  The increased rate of growth, as well as this investment, will be felt gradually during the year; however, it will be more notable in the second half of 2011.  Our growth related activities are expected to result in net income in the $7 million to $8 million range for 2011 and provide the basis for additional revenue growth in 2012,” Mandelbaum concluded.

The guidance issued today does not include the effects of potential acquisitions.  Revenue and other financial estimates contained in this press release have not been audited or reviewed by IncrediMail’s independent auditors, and accordingly they express no opinion or other form of assurance as to this information. The Company provides no assurance that these preliminary results will not change following the Company’s completion of its financial audit of results of operations for the fiscal fourth quarter 2010, which are expected to be completed by March 2011.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is a digital media company that builds, acquires and enhances downloadable consumer applications. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software and Magentic, a wallpaper and screensaver software.

Forward-Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Marybeth Csaby/Rob Fink
KCSA Strategic Communications
(212) 896-1236 / 212-896-1206
mcsaby@kcsa.com/ rfink@kcsa.com